UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 4
Rochester Medical Corporation

(Name of Issuer)
Common Stock without par value

(Title of Class of Securities)
771497 10 4

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 771497 10 4	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON R. Scott Asen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,000*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	8	SHARED DISPOSITIVE POWER

		24,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	224,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	1.9%

12	TYPE OF REPORTING PERSON (See Instructions)

	IN

SCHEDULE 13G

CUSIP No. 771497 10 4	Page 3 of 7 Pages

* Consists of shares held by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership (see Item 4).
This Amendment No. 4 amends the Statements on Schedule 13G filed by the Reporting Person with the United States Securities and Exchange Commission on July 1, 2004, February 8, 2005, January 9, 2006 and January 31, 2007.

SCHEDULE 13G

CUSIP No. 771497 10 4	Page 4 of 7 Pages
Item 1(a). Name of Issuer:
     Rochester Medical Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
     One Rochester Medical Drive
     Stewartville, MN 55976
Item 2(a). Name of Person Filing:
     R. Scott Asen (the “Reporting Person”)
Item 2(b). Address of Principal Business Offices or, if none, Residence:
     Asen and Co.
     224 East 49thSt.
     New York, New York 10017
Item 2(c). Citizenship:
     The Reporting Person is a citizen of the United States of America.
Item 2(d). Title of Class of Securities:
     Common Stock without par value
Item 2(e). CUSIP Number:
     771497 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable.
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

SCHEDULE 13G

CUSIP No. 771497 10 4	Page 5 of 7 Pages
(a) Amount beneficially owned:
     The Reporting Person directly owns 200,000 shares. The Reporting Person is the President of Asen and Co., which provides certain advisory services to accounts (the “Managed Accounts”) that own 24,000 shares. The Reporting Person may be deemed to beneficially own the shares held by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares.
(b) Percent of class:
     1.9%, consisting of: (1) 200,000 shares owned directly by the Reporting Person, which represent approximately 1.7% of the issued and outstanding shares of Common Stock of the Issuer and (2) 24,000 shares owned by the Managed Accounts, which represent approximately 0.2% of the issued and outstanding shares of Common Stock of the issuer.
     The foregoing percentages are calculated based on 11,690,886 shares of Common Stock outstanding as of November 1, 2007, as reported in the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 4, 2007.
(c) Number of shares as to which such person has:
     (i) Sole power to vote or direct the vote:
          The Reporting Person has sole voting power over 200,000 shares which he owns directly.
     (ii) Shared power to vote or direct the vote:
          The Reporting Person has shared voting power over 24,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares.
     (iii) Sole power to dispose or to direct the disposition of:
          The Reporting Person has sole dispositive power over 200,000 shares which he owns directly.
     (iv) Shared power to dispose or to direct the disposition of:
          The Reporting Person has shared dispositive power over 24,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares.

SCHEDULE 13G

CUSIP No. 771497 10 4	Page 6 of 7 Pages
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable
Item 8. Identification and Classification of Members of the Group.
          Not applicable
Item 9. Notice of Dissolution of Group.
          Not applicable
Item 10. Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 771497 10 4	Page 7 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 16, 2008

By: /s/ R. Scott Asen
R. Scott Asen